   (As filed with the Securities and Exchange Commission November 20, 2000)

                                                                File No. 70-9741
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                              ------------------------
                                AMENDMENT NO. 1
                                      TO
                                   FORM U-1
                          APPLICATION OR DECLARATION
                                   UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ----------------------------------------------
                         Wisconsin Energy Corporation
                           231 West Michigan Street
                                 P.O. Box 2949
                          Milwaukee, Wisconsin 53201

                       Wisconsin Electric Power Company
                           231 West Michigan Street
                                 P.O. Box 2046
                          Milwaukee, Wisconsin 53201

                 (Names of companies filing this statement and
                   addresses of principal executive offices)
                  -------------------------------------------
                                     None
                (Name of top registered holding company parent)
             ----------------------------------------------------
                                Larry Salustro
                   Senior Vice President and General Counsel
                         Wisconsin Energy Corporation
                           231 West Michigan Street
                                 P.O. Box 2949
                          Milwaukee, Wisconsin 53201
                    (Name and address of agent for service)
                 ---------------------------------------------
     The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

          A. William Finke, Counsel           Bruce C. Davidson, Esq.
          Wisconsin Electric Power Company    Brian D. Winters, Esq.
          231 West Michigan Street            Quarles & Brady LLP
          P.O. Box 2046                       411 East Wisconsin Ave
          Milwaukee, Wisconsin 53201          Milwaukee, Wisconsin 53202

     The Applicants hereby amend the original application on Form U-1, File No. 70-9741, filed on August 25, 2000. At Item 1 C., "Transco Operations and Organization," the paragraph beginning "It is expected that the transmission-owning Member Utilities ..." is deleted and replaced by the following:

               It is expected that the transmission-owning Member Utilities and the Transco will enter into one or more operating agreements ("O&M Agreements") pursuant to which the Member Utilities will provide the Transco with "reasonable and cost effective operation and maintenance services" for at least the first three years after the Operations Date in accordance with the Transco Legislation./9/ The Member Utilities and the Transco will also enter into one or more services agreements ("Services Agreements") pursuant to which the Member Utilities will provide the Transco with certain services not covered by the O&M Agreements. Additionally, the Member Utilities and the Transco will enter into a System Operating Agreement ("System Operating Agreement") pursuant to which the Transco will provide, among other things, ancillary services and control-area operations at FERC-approved rates. Finally, the Transco will operate certain of Alliant Energy Corporation's transmission facilities outside of Wisconsin that are not being transferred to the Transco./10/ It is expected that such operations will be governed by an agency agreement ("Agency Agreement"). Any services provided or received by Wisconsin Electric, Edison Sault or any other Wisconsin Energy affiliate pursuant to the foregoing agreements will be provided at cost, unless otherwise authorized or directed by appropriate governmental or regulatory

------------------------
/9/  Section 196.485 (3m)(a)1.b. of the Wisconsin Statutes.

/10/ Alliant Energy Corporation is the holding company parent of WPL and South
     Beloit.

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               authority in accordance with Rules 90 and 91 under the Act. The definitive terms of certain of the above-referenced agreements are still being developed. Provision may be made for certain services between the Transco and affiliates of Wisconsin Energy, including Wisconsin Electric and Edison Sault, to be rendered at market rates, without regard to cost.

     In addition, footnote 17 in the original application is deleted and replaced by the following:

               Although Edison Sault may acquire more than 5% of the voting securities of the Transco, it will not acquire any shares in the Corporate Manager. Since Edison Sault does not have any other utility affiliates, as the term "affiliate" is defined for purposes of Section 9(a)(2) of the Act, the Applicants believe that its direct acquisition of member units in the Transco, as opposed to WEC's indirect acquisition of those units, is not subject to the Commission's approval under Section 9(a)(2) of the Act. In the event that Edison Sault's interest in the Transco exceeds 10%, in which case Edison Sault may be deemed to be a "holding company" under the Act, Edison Sault will file an exemption statement on Form U-3A-2 pursuant to Rule 2 under the Act.


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                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigneds thereunto duly authorized.



                             WISCONSIN ENERGY CORPORATION



                             By:  /s/ Larry Salustro
                                  -------------------
                                  Larry Salustro
                                  Senior Vice President and General Counsel


                             WISCONSIN ELECTRIC POWER COMPANY



                             By:  /s/ David K. Porter
                                  --------------------
                                  David K. Porter
                                  Senior Vice President

                             Dated:  November 17, 2000


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